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Manuel Garciadiaz

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

CONFIDENTIAL

November 4, 2019

Re:	XP Inc. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted October 17, 2019 CIK #0001787425

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Cara Lubit, Staff Accountant Hugh West, Accounting Branch Chief Jessica Livingston, Staff Attorney Michael Clampitt, Attorney Advisor

Ladies and Gentlemen:

On behalf of our client, XP Inc. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated October 31, 2019 (the “Comment Letter”). On September 13, 2019, the Company confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) and on October 17, 2019, the Company confidentially submitted Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), relating to a proposed initial public offering of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company has further revised the Draft Registration Statement and Amendment No. 1 in response to the Staff’s comments and is confidentially submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

Division of Corporation Finance U.S. Securities and Exchange Commission	2	November 4, 2019

Amendment No. 2 also includes (i) the unaudited interim condensed consolidated financial statements of XP Investimentos S.A. (the Company’s principal operating subsidiary) as of September 30, 2019 and for the nine months ended September 30, 2019 and 2018, and (ii) certain ordinary course updates.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes from Amendment No. 1.

Amendment No. 1 to Draft Registration Statement on Form F-1

Introduction to XP, page 1

1.	We note the revised disclosure in response to comment 7. Please tell us whether XP commissioned the report by Oliver Wyman or any other third party cited in this section. Please also supplementally provide us with the documentation supporting the statement that you are the “#1 Ranked Financial Investment Brand in Brazil” and disclose the date of the referenced third party analyst research report. To expedite our review, please clearly mark supplemental documents to highlight the applicable portion containing the relevant statistics.

Response

The Company respectfully acknowledges the Staff’s comment and confirms that it commissioned the report by Oliver Wyman cited in Amendment No. 1 in September 2019. The Company also confirms that it has not commissioned any other third party report cited in Amendment No. 1. In addition, the Company is supplementally providing the documentation, extracted from the third party analyst research report dated April 2019 and marked to highlight the applicable portion containing the relevant statistics, to support the statement that the Company is the “#1 Ranked Financial Investment Brand in Brazil.

Dilution, page 62

2.	Please revise the dilution section to add the information required by the first paragraph of Item 506 of Regulation S-K, as applicable.

Response

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 65 and 66 of Amendment No. 2 to add the information required by the first paragraph of Item 506 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview

Key Business Metrics, page 69

3.	We note your revised disclosure and response to comment 15. We also note that your AUM growth (e.g., as discussed on page 71) and related management fees (e.g. management fees (as disclosed in note 26 a) as a percentage of total revenue and income on page F-5)

Division of Corporation Finance U.S. Securities and Exchange Commission	3	November 4, 2019

have grown significantly from 2016 through 2018. Considering this growth, it is not clear to us how you concluded that more granular information would not be meaningful to investors. Therefore, we are reissuing our comment in part. Please expand your disclosure to provide more granular details, such as AUM by asset class, type, or other classification that would be meaningful to an investor. Supplement your revised disclosure with rollforwards and weighted average fee rates (by asset class, type, etc.) along with narratives explaining significant trends, and enhance your discussion of how specific asset mix shifts are impacting revenues.

Response

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 73 to 76 of Amendment No. 2 to provide more granular details on the Company’s AUM and to expand its disclosure on rollforwards and weighted average fee rates.

Description of Principal Line Items

Total Revenue and Income, page 81

4.	We note your response to comment 17. Please address the items below.

•	We note your disclosure on page 81 quantifying (i) revenues attributable to funds managed by your asset managers and those managed by third parties and (ii) performance-based and non-performance-based fees for 2018. Expand your disclosures to provide this same information for 2017 and 2016. In addition, expand the first bullet point on page 83, to differentiate and separately discuss (and quantify) your management fees and your performance-based management fees.

•	We note your disclosure on page 70 of the weighted average management fee rate for 2018. Revise your disclosure to also include the weighted average management fee rates for 2017 and 2016. As applicable, expand your disclosure in MD&A (e.g. Results of Operations on page 83) to include a narrative discussion of any key trends affecting this rate year-over-year and its relationship to your management fee discussion.

Response

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 74 to 76 of Amendment No. 2 accordingly.

Business

Our Structure, page 128

5.	We note the new disclosures in this section in response to comment 13. Given the importance of these new disclosures to understanding your business, please relocate them to the Summary section.

Response

The Company respectfully acknowledges the Staff's comment and has revised its disclosure on pages 7 to 9 of Amendment No. 2 accordingly.

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Division of Corporation Finance U.S. Securities and Exchange Commission	4	November 4, 2019

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com; or Byron Rooney at 212-450-4658 or byron.rooney@davispolk.com; or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Guilherme Dias Fernandes Benchimol, Chief Executive Officer, XP Inc.

Bruno Constantino Alexandre dos Santos, Chief Financial Officer, XP Inc.

Fabrício Cunha de Almeida, General Counsel, XP Inc.

Kieran McManus, PricewaterhouseCoopers Auditores Independentes